September 27, 2012

Joshua Silverman
Iroquois Capital
641 Lexington Avenue, Floor 26
New York, NY 10022

Yoav Roth
Hudson Bay Master Fund Ltd.
c/o Hudson Bay Capital Management LP
777 Third Avenue, 30th Floor
New York, New York 10017

Dear Josh and Yoav:

This is to confirm the understandings and agreements between Converted Organics Inc. (Converted), Iroquois Master Fund (Iroquois), and Hudson Bay Master Fund Ltd. (Hudson) relative to the exchange of Converted’s holdings of shares of common stock and warrants to purchase shares of Vringo Inc (Vringo) for the extinguishment of certain debt owed by Converted to Hudson and Iroquois, and the purchase, by Converted, of 1,191,823,000 (one billion one hundred ninety one million eight hundred twenty three thousand) warrants to purchase shares of common stock of Converted owned by Hudson and Iroquois.

Converted purchased 150 shares of Series A Convertible Preferred Stock of Innovate/Protect Inc. for $495,000 on March 12, 2012. The shares were purchased using the proceeds of two loans, made on March 12, 2012 to Converted by Hudson and Iroquois, each with a principal amount of $275,000 and a purchase price of $250,000. In addition, Converted granted Hudson and Iroquois warrants to purchase an aggregate of 2,619,048 shares of common stock at an exercise price of $0.105 per share (each of Hudson and Iroquois received 50% of the aggregate 2,619,048). Adjusted to account for the full ratchet provision of the warrants, the aggregate number now stands at 312,500,000 warrants to purchase shares at $0.0088 per share.

The 150 Shares of Series A Convertible Preferred Stock of Innovate/Protect was converted into common stock of Innovate/Protect that was subsequently exchanged on July 19, 2012 for 452,640 shares of common stock of Vringo, pursuant to a merger of Vringo with Innovate/Protect. In addition, in connection with the merger, Converted received 96,932 Series 1 warrants to purchase common stock of Vringo (the “Vringo Series 1 Warrants”) and 89,476 Series 2 warrants to purchase common stock of Vringo (the “Vringo Series 2 Warrants”), each with an exercise price of $1.76 per share (collectively, the “Vringo Warrants”).

Pursuant to the agreements we reached yesterday, Converted will sell, convey, and transfer (i) to Iroquois (a) 368,676 shares of common stock of Vringo Inc (NYSE MKT:VRNG), (b) 78,951 Series 1 Warrants and (c) 72,878 Series 2 Warrants and (ii) to Hudson (a) 83,964 shares of common stock of Vringo Inc., (b) 17,981 Series 1 Warrants and (c) 16,598 Series 2 Warrants in exchange for Iroquois and Hudson extinguishing and forgiving a total of $881,760 of debt (as set forth below), including the following notes issued to Hudson and Iroquois:

Hudson:

$163,000	of the March 2012 note
Iroquois:

$114,400 $114,400 $199,760 $178,200 $112,000	August, 2012 July, 2012 June, 2012 May, 2012 of the April 2012 note

In addition, by virtue of this exchange of shares of Vringo stock and Vringo Warrants, Converted will acquire certain warrants of Converted listed below (the warrants listed below have been as adjusted to account for the impact of subsequent warrant issuances under the full ratchet provision of the warrants):

Hudson:

# of Warrants:	Issued with:
91,250,000	March 2012 note of $275,000
Iroquois:

# of Warrants:	Issued with:
111,917,000 29,844,000 273,437,000 140,625,000 67,500,000 67,500,000 65,000,000 101,250,000 113,500,000 65,000,000 65,000,000
December 2010 note
March 2011 note
April 2011 note
January 2012 note of $247,500
February 2012 note of $118,800
Second February 2012 note of $118,800
April 2012 note of $237,600
May 2012 note of $178,200
June 2012 note of $199,760
July 2012 note of $114,400
August 2012 note of $114,400

The total number of warrants to be repurchased by Converted in connection with this transaction is 1,191,823,000. Iroquois will retain warrants to purchase 361,250,000 shares originally issued in connection two notes issued in March 2012 and a portion of the warrants issued in April of 2012, and Hudson will retain warrants to purchase 65,000,000 shares issued in connection with the March 2012 note.

As additional consideration for the exchange of Vringo shares of common stock and warrants, Iroquois and Hudson each independently agree with Converted that they will not convert or seek payment, or attempt to convert into shares of common stock, any portion of the remaining $600,200 of outstanding notes of Converted to either Hudson ($112,000) or Iroquois ($488,200) until either the price of the common stock of Converted has reached $0.05 per share, or until January 1, 2013, whichever first occurs.

Enclosed is an executed Irrevocable Stock Power for each of Iroquois and Hudson in connection with the transfer of the 452,640 shares of common stock of Vringo, and the share certificates and the warrants to purchase shares of Vringo have previously been delivered to Iroquois and Hudson. Converted understands and agrees that it will reasonably cooperate with Hudson and Iroquois to the extent either party needs or reasonably requests any additional signatures or documents.

Sincerely,

Edward J. Gildea

President & CEO

Agreed to and accepted:
Iroquois Master Fund Ltd.		Hudson Bay Master Fund Ltd.
By: Iroquois Capital Management, LLC		By: Hudson Bay Capital Management LP
Its: Investment Manager		Its: Investment Manager
By:		By:

Name:	Joshua Silverman	Name:	Yoav Roth

Title:	Authorized Signatory	Title:	Authorized Signatory